UNITED STATES                   224056 10 1
                                                                  -----------
                       SECURITIES AND EXCHANGE COMMISSION         cusip number

                             WASHINGTON, D.C. 20549                  0-8006
                                                                     ------
                                                                 SEC file number

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  April 30, 2004
                   --------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

    For the Transition Period Ended:  __________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

                             Cox Technologies, Inc.
                             ----------------------
                             Full Name of Registrant

                                Not Applicable.
                                ---------------
                            Former Name if Applicable

                              69 McAdenville Road.
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                         Belmont, North Carolina 28012.
                         ------------------------------
                            City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III - NARRATIVE

On December 12, 2003, the Registrant entered into an agreement with Sensitech Inc. to sell substantially all of its assets. After the approval of shareholder at a special meeting held on April 15, 2004 in Charlotte, NC, the sale was consummated on April 16, 2004. Since that time, the Registrant has worked diligently with Sensitech to finalize the sale by working closely with Sensitech personnel to take possession of the inventory, transfer purchased accounts receivable and support collection of those receivables, and support customer service and shipping during the transition and by conducting contract manufacturing for Sensitech at the Belmont facility to convert raw materials purchased into finished goods. These activities have extended the amount of time normally necessary to complete year end activities, complete the annual audit conducted by our independent auditors and prepare the required report by the normal due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             John R. Stewart             (704)                    825-8146
             ---------------             -----                    --------
                 (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15d of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If, answer is no, identify report(s).

               [X]  Yes   [ ]  No ______________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

               [X]  Yes   [ ]  No

     If so, attach an explanation of the anticipated change, both normatively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment 1 for an explanation.

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                             Cox Technologies, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  July 29, 2004                              By:  /s/ John R. Stewart
                                                       -----------------------
                                                       Chief Financial Officer

                                                                    Attachment 1


Explanation to PART IV - OTHER INFORMATION, item (3):

     Effective April 16, 2004, Cox Technologies, Inc. (the "Company"), a North Carolina corporation and Sensitech Inc. ("Sensitech"), a Delaware corporation, completed Sensitech's acquisition of substantially all of the assets of the Company (the "Asset Sale") pursuant to the terms of an Asset Purchase Agreement (the "Asset Purchase Agreement"), dated December 12, 2003, as amended January 29, 2004 among the Company, Sensitech and Cox Acquisition Corp., a wholly-owned subsidiary of Sensitech formed for purposes of consummating the Asset Sale.

     In connection with the Asset Sale, the Company and Sensitech entered into a Manufacturing Services Agreement under which the Company continued to manufacture products under the Company's current specifications for a period from April 16, 2004 through July 2, 2004.

     The parties completed the Asset Sale following a special meeting of the Company's shareholders on April 15, 2004, whereby the holders of a majority of the Company's common stock approved the Asset Sale and the subsequent liquidation and dissolution of the Company pursuant to the Plan of Complete Liquidation and Dissolution (the "Plan"). The Plan provides for the orderly liquidation of the Company's remaining assets following the closing of the Asset Sale, the winding-up of the Company's business affairs, distribution of its assets and the dissolution of the Company.

     The filing on Form 10-K will include information to reflect that the Registrant is in the process of liquidation.